111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

June 12, 2013

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 1

(the “Fund”)
(CIK:1579113)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

The Fund is a unit investment trust which will invest in a portfolio of common stock of publicly traded companies, closed-end investment companies and shares of exchange-traded funds (“ETFs”). The ETFs will be structured as open-end management investment companies registered under the Investment Company Act of 1940 (the “Act”).1

We are requesting review of the Registration Statement because paragraph (b)(1) of Rule 487 under the Securities Act of 1933 requires that reliance upon the rule is conditioned upon the registrant not engaging in the business of investing in open-end funds. The Registration Statement has been prepared in substantial conformity with materials submitted on behalf of prior series sponsored by the Sponsor as well as materials submitted on behalf of several other unit investment trusts. See, e.g., Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 1, declared effective by the Commission on November 27, 2012 (File No. 333-184208); FT 3740, declared effective by the Commission on September 20, 2012 (File No. 333-183415); Van Kampen Unit Trusts, Series 1250, declared effective by the Commission on September 6, 2012 (File No. 333-182778); Guggenheim Defined Portfolios, Series 937, declared effective by the Commission on August 16, 2012 (File No. 333-182108); and Advisors Disciplined Trust 880,

1 The Fund’s investment in the ETFs will be made in reliance on an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Act exempting series of the Fund and the Sponsor from the provisions of Section 12(d)(1)(A), (B) and (C) of the Act, and pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, to the extent necessary to permit series of the Fund to acquire shares of registered investment companies and to permit such investment companies to sell such shares to series of the Fund in excess of the percentage limitations set forth therein. Hennion and Walsh, Inc. and Smart Trust, Investment Company Act Rel. Nos. 30092 (May 31, 2012) (notice) and 30122 (June 26, 2012) (order).

declared effective by the Commission on July 10, 2012 (File No. 333-180947). Each of these unit investment trusts invested in ETFs.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on August 15, 2013, or as soon as possible thereafter.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,

Chapman and Cutler LLP

By        /s/ SCOTT R. ANDERSON

Scott R. Anderson